Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

BUSINESS OF THE ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

AT THE MEETING, SHAREHOLDERS OF ALGONQUIN POWER & UTILITIES CORP. (THE “CORPORATION”) WILL BE ASKED TO:

1.	Receive the financial statements of the Corporation as at and for the year ended December 31, 2018, and the report of the auditors on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “A” to the accompanying management information circular (the “Circular”)) approving the unallocated options under the Corporation’s stock option plan;

5.
Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “C” to the accompanying Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular;

6.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “D” to the accompanying Circular) approving the continuation, amendment and restatement of the Corporation’s shareholder rights plan;

7.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “G” to the accompanying Circular) confirming and approving the Corporation’s by-law setting out advance notice requirements for the nomination of directors; and

8.	Consider any other business that may be properly brought before the Annual and Special Meeting of common shareholders or any adjournment thereof.

By order of the Board of Directors,
Kenneth Moore,
Chair of the Board of Directors

April 26, 2019

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON......your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 4, 2019, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.You may vote by proxy using one of the following methods: By email to proxyvote@astfinancial.com By touch-tone telephone at 1-888-489-5760 By internet at www.astvotemyproxy.com By mail to AST Trust Company (Canada), By facsimile to 416-368-2502 or 1-866-781-3111 P.O. Box 721, Agincourt, Ontario, M1S 0A1

ALGONQUIN POWER & UTILITIES CORP.	3